SECU 05039520 SION

RECEIVED MAR 01 2005 202

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51771 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies Partners Opportunity Fund II LLC
F/K/A JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THE METRO CENTER, ONE STATION PLACE, THREE NORTH
(No. and Street)

STAMFORD CONNECTICUT 06902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 SOUTH GRAND AVE, SUITE 2000 LOS ANGELES, CALIFORNIA 90071
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005 E
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





3/22/05

## OATH OR AFFIRMATION

I, ROBERT J. WELCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JANE R. SEVERO
*NOTARY PUBLIC*
MY COMMISSION EXPIRES JAN. 31, 2009

Signature

CHIEF FINANCIAL OFFICER
Title

Jane R. Severo
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

# JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC

(SEC Identification No. 8-52310)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)

Filed in accordance with Subparagraph (e)(3) of Rule 17a-5
as a public document.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

## Independent Auditors' Report

The Members
Jefferies Employees Opportunity Fund, LLC:

We have audited the accompanying statement of financial condition of Jefferies Employees Opportunity Fund, LLC (the "Fund") as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies Employees Opportunity Fund, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 15, 2005

## JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC

Statement of Financial Condition

December 31, 2004

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 13,855,988 |
| Receivable from affiliated brokers and dealers | | 5,925,787 |
| Securities owned | | 22,947,377 |
| Securities borrowed | | 386,190 |
| Other assets | | 252,884 |
| Total assets | $ | 43,368,226 |

### Liabilities and Members' Equity

| | | |
|---|---|---|
| Securities sold, not yet purchased | $ | 1,022,785 |
| Payable to affiliated brokers and dealers | | 978,695 |
| Payable to Jefferies & Company, Inc. | | 162,672 |
| Accrued expenses and other liabilities | | 162,067 |
| Total liabilities | | 2,326,219 |
| Members' equity: | | |
| Members' capital, net | | 34,837,992 |
| Retained earnings | | 6,204,015 |
| Total members' equity | | 41,042,007 |
| Total liabilities and members' equity | $ | 43,368,226 |

See accompanying notes statement of financial condition.

## (1) Summary of Significant Accounting Policies

Jefferies Employees Opportunity Fund, LLC (the "Fund") is a Delaware limited liability company. The Fund commenced operations on July 1, 2000. The investment objective of the Fund is to generate returns for its members by making, holding, and disposing of a diverse portfolio of primarily below investment grade debt and equity investments. The Fund was established to offer members the opportunity to participate in the trading, investment, and brokerage activities of the High Yield Department of Jefferies & Company, Inc. ("Jefferies"). The Fund employs a trading and investment strategy substantially similar to that historically employed by Jefferies' High Yield Department. The Fund acquires, actively manages, and trades a diverse portfolio of primarily non-investment grade investments consisting of the following three asset groups: High Yield Debt, Special Situation Investments, and, to a lesser extent, Bank Loans. The Fund has appointed Jefferies to serve as manager to the Fund (the "Manager"). The Fund participates in the non-syndicate trading and investment activities of the High Yield Department on a pari passu basis with Jefferies. To permit such participation, the Fund has been registered as a broker dealer under the Securities Exchange Act of 1934 and with the National Association of Securities Dealers. Although this entity is often referred to as a fund, it is a "broker dealer" in accordance with the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, "Brokers and Dealers in Securities" (the "Guide").

The Fund will be in effect until January 18, 2007, unless extended for up to three successive one-year terms by the vote of the Manager and a majority of the member interests.

The Fund, in connection with its activities as a broker dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

### *(a) Cash and Cash Equivalents*

Cash equivalents consist of money market funds, which are part of the cash management activities of the Fund, and generally mature within 90 days. At December 31, 2004, such cash equivalents amounted to $12,993,814.

### *(b) Fair Value of Financial Instruments*

Substantially all of the Fund's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed, and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including certain payables, are carried at amounts approximating fair value.

Securities and other inventory positions owned and securities and other inventory positions sold, but not yet purchased (all of which are recorded on a trade-date basis) are valued at market or fair value, as appropriate. The Fund follows the AICPA Guide when determining market or fair value for financial instruments. Market value generally is determined based on listed prices or broker quotes. In certain instances, such price quotations may be deemed unreliable when the instruments are thinly traded or when the Fund holds a substantial block of a particular security and the listed price is not deemed to be readily realizable. In accordance with the AICPA Guide, in these instances, the Fund

determines fair value based on management's best estimate, giving appropriate consideration to reported prices and the extent of public trading in similar securities, the discount from the listed price associated with the cost at the date of acquisition, and the size of the position held in relation to the liquidity in the market, among other factors. When the size of the holding of a listed security is likely to impair the Fund's ability to realize the quoted market price, the Fund records the position at a discount to the quoted price reflecting management's best estimate of fair value. In such instances, the Fund generally determines fair value with reference to the discount associated with the acquisition price of the security. When listed prices or broker quotes are not available, the Fund determines fair value based on pricing models or other valuation techniques, including the use of implied pricing from similar instruments. The Fund typically uses pricing models to derive fair value based on the net present value of estimated future cash flows including adjustments, when appropriate, for liquidity, credit and/or other factors.

*(c) Securities Transactions*

The Fund records its securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased, are valued at market.

*(d) Contributions*

Capital contributions are recorded net of the Fund's closing costs.

*(e) Federal and State Income Taxes*

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. Therefore, no provision for income taxes has been made in the Fund's statement of financial condition. For tax purposes, income or losses are included in the tax returns of the members.

*(f) Allocation of Income and Expense*

Income and expense are allocated 100% to the members based on the pro rata share of their capital contributed to the Fund.

*(g) Use of Estimates*

Management of the Fund has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the statement of financial condition in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

## (2) Receivable from, and Payable to, Affiliated Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, affiliated brokers and dealers as of December 31, 2004:

| | | |
|---|---|---|
| Receivable from affiliated brokers and dealers: | | |
| Securities failed to deliver | $ | 2,296,302 |
| Other | | 3,629,485 |
| | $ | 5,925,787 |
| Payable to affiliated brokers and dealers: | | |
| Securities failed to receive | $ | 900,971 |
| Other | | 77,724 |
| | $ | 978,695 |

## (3) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased, as of December 31, 2004:

| | | Securities owned | Securities sold, not yet purchased |
|---|---|---|---|
| Corporate debt securities | $ | 17,180,105 | 1,022,785 |
| Corporate equity securities | | 5,767,272 | — |
| | $ | 22,947,377 | 1,022,785 |

## (4) Revolving Credit Facility

In June 2004, the Fund renewed a revolving credit facility agreement with an unaffiliated third party to be used in connection with the Fund's investing activities. At December 31, 2004, $23,300,000 was available under the terms of the revolving credit facility agreement. The revolving credit facility expires in June 2005, but provides for annual extensions. Advances under this facility bear interest at the lender's commercial paper rate plus 115 basis points. The Fund incurs a liquidity fee on the total amount available under the revolving credit facility. During the year ended December 31, 2004, the Fund did not borrow under the revolving credit facility. At December 31, 2004, there were no outstanding balances under the revolving credit facility.

The Fund incurred costs in securing the revolving credit facility. These costs have been capitalized and are being amortized over seven years. Net unamortized costs of $44,425 are included in other assets.

## (5) Related Party Transactions

Included in members' capital is an investment in the Fund by Jefferies of $9,727,500.



(Continued)

Receivable from and payable to affiliated brokers and dealers are for amounts due from and due to Jefferies.

The Fund receives interest income from Jefferies Execution Services, Inc. related to stock borrow transactions. Jefferies Execution Services, Inc. was the sole counterparty to all of the Fund's stock borrow transactions.

Payable to Jefferies of $162,672 is for amounts due for direct trading expenses, general and administrative expenses, and management fees. The Fund reimburses Jefferies for general and administrative expenses based on the Fund's pro rata portion of actual charges incurred.

The Fund was charged interest by Jefferies related to securities failed to receive.

Jefferies, in its capacity as Manager, receives a management fee equal to 3% per annum of the sum of 100% of the average balance of securities owned and 98% of average balance of securities sold, not yet purchased. Accrued management fees of $64,670 are included in payable to Jefferies.

## (6) Financial Instruments

### *(a) Off-Balance Sheet Risk*

The Fund has contractual commitments arising in the ordinary course of business for securities sold, not yet purchased. These financial instruments contain varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Fund's statement of financial condition.

### *(b) Credit Risk*

In the normal course of business, the Fund is involved in the execution, settlement, and financing of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Fund seeks to control the risk associated with these transactions by establishing and monitoring collateral and transaction levels daily.

### *(c) Concentration of Credit Risk*

The Fund's activities are executed exclusively with Jefferies. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. The Fund seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.



(Continued)

## (7) Net Capital Requirement

The Fund is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Fund has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Fund maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2004, the Fund had net capital of $25,683,633, which was $25,433,633 in excess of required net capital.

## (8) Subsequent Event

On February 15, 2004, the Fund made a distribution to the Fund members of $6,042,008.